UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Synageva BioPharma Corp.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

896263100
(CUSIP Number)

Leo Kirby
667 Madison Avenue, 21st Floor
New York, NY  10065
(212) 339-5633
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 3, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Julian C. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER
NUMBER OF		7,642,544(1)

SHARES
	8	SHARED VOTING POWER
BENEFICIALLY

OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		7,642,544(1)

PERSON
	10	SHARED DISPOSITIVE POWER
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,642,544(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.1% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) Includes 21,000 shares of common stock underlying options issued to Julian C. Baker.   See Item 5 of this Amendment No. 3 for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

(2) Based on 21,155,956  shares of the Issuer’s common stock outstanding, as disclosed in the Issuer’s prospectus supplement filed with the SEC on January 5, 2012, which includes the 3,574,266 shares of the Issuer’s common stock issued pursuant to the prospectus supplement as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on January 10, 2012.  Assumes the exercise of options to purchase 21,000 shares of common stock issued to Julian C. Baker.

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Felix J. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER
NUMBER OF		7,645,093(1)

SHARES
	8	SHARED VOTING POWER
BENEFICIALLY

OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		7,645,093(1)

PERSON
	10	SHARED DISPOSITIVE POWER
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,645,093(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.1% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) Includes 23,669 shares of common stock underlying options issued to Felix J. Baker.  See Item 5 of this Amendment No. 3 for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

(2) Based on 21,155,956  shares of the Issuer’s common stock outstanding, as disclosed in the Issuer’s prospectus supplement filed with the SEC on January 5, 2012, which includes the 3,574,266 shares of the Issuer’s common stock issued pursuant to the prospectus supplement as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on January 10, 2012. Assumes the exercise of options to purchase 23,669 shares of common stock issued to Felix J. Baker.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of Julian C. Baker and Felix J. Baker (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on April 27, 2004, as amended by Amendment No. 1 filed on June 17, 2011 and Amendment No. 2 filed on November 9, 2011.  Except as specifically provided herein, this Amendment No. 3 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendment referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 hereof  is hereby incorporated by reference into this Item 3.

Item 4. Purpose of the Transaction.

On December 20, 2011, the Issuer issued 15,000 options to purchase common stock to Felix J. Baker, as director compensation, with an exercise price of $23 per share, with 1/36 of the options vesting and becoming exercisable on December 2, 2011, and 1/36 of the options vesting and becoming exercisable monthly thereafter.

Pursuant to the Offering (as defined in Item 6 below), Baker Brothers Life Sciences, L.P, 667, L.P. and 14159, L.P. each purchased 1,077,225, 187,576, and 29,089 shares of the Issuer’s common stock respectively at the offering price of $25.18 per share,  totaling 1,293,890 shares in the aggregate. Each of Baker Brothers Life Sciences, L.P., 667, L.P. and 14159, L.P. purchased the shares of the Issuer’s commons stock with their working capital.

Item 5. Interest in Securities of the Issuer.

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 3 are incorporated herein by reference. Such information is based upon 21,155,956  shares of Synageva BioPharma Corp.’s (the “Issuer”)  common stock outstanding, as disclosed in the Issuer’s prospectus supplement filed with the SEC on January 5, 2012, which includes the 3,574,266 shares of the Issuer’s common stock issued pursuant to the prospectus supplement as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on January 10, 2012.

The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 5.

Set forth in the table below is the aggregate number of shares of common stock of the Issuer beneficially held, including shares that may be acquired upon exercise of certain options as of the date hereof by each of the following, together with the percentage of outstanding shares of common stock that such number represents based upon 21,155,956  shares of the Issuer’s common stock outstanding, as disclosed in the Issuer’s prospectus supplement filed with the SEC on January 5, 2012, which includes the 3,574,266 shares of the Issuer’s common stock issued pursuant to the prospectus supplement as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on January 10, 2012.

Name	Number of Shares	Percent of Class Outstanding
Baker/Tisch Investments, L.P.	206,800	1.0%
Baker Bros. Investments, L.P.	165,213	0.8%
Baker Bros. Investments II, L.P.	55,479	0.3%
667, L.P.	1,736,065	7.3%
14159, L.P.	135,739	0.5%
Baker Biotech Fund II (A), L.P.	100,490	0.5%
Baker Brothers Life Sciences, L.P.	5,077,676	18.9%
FBB Associates	143,462	0.7%
Julian C. Baker	7,642,544	36.1%
Felix J. Baker	7,645,093	36.1%

Total	7,666,713	36.2%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships and general partnership listed in the table above (the “Controlled Entities”), the Reporting Persons may each be deemed to be beneficial owners of shares of common stock owned by such entities and may be deemed to have power to vote or direct the vote and to dispose or direct the disposition of such securities. The Reporting Persons disclaim beneficial ownership of any of the Issuer’s securities as to which this Amendment No. 3 relates, and this Amendment No. 3 shall not be deemed an admission that either of the Reporting Persons is the beneficial owner of such securities for purposes of Section 13(d) or for any other purposes.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities.

Lock-Up Agreement

On January 5, 2012, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC as representatives of the several underwriters listed on Schedule I thereto (the “Underwriters”), related to a public offering (the “Offering”) of 3,108,057 shares of the Issuer’s common stock at a price to the public of $25.18 per share pursuant to a registration statement on Form S-3 (the “Registration Statement”) and a related prospectus supplement. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 466,209 shares of common stock to cover overallotments, if any.  According to the Issuer’s Current Report on Form 8-K filed with the SEC on January 10, 2012, the Underwriters opted to purchase the additional 466,209 shares of common stock pursuant to the option.

In connection with the Underwriting Agreement, Felix J. Baker and the Underwriters entered into a separate Lock-up Agreement, dated January 4, 2012 (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, Felix J. Baker agreed that, without the prior written consent of the Underwriters, he will not, during the period commencing on January 4, 2012, and ending 90 days after the date of the final prospectus supplement related to the Offering, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock owned by him or any other securities so owned convertible into or exercisable or exchangeable for common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. For purposes of the Lock-Up Agreement, “owned” shall mean common stock in which Felix J. Baker has a direct pecuniary interest, expressly excluding common stock owned by 14159, L.P., 667, L.P., Baker Biotech Fund II(A), L.P., Baker Bros. Investments, L.P., Baker Brothers Investments II, L.P., Baker Brothers Life Sciences, L.P. and Baker/Tisch Investments, L.P.

Registration Rights Waiver

Also in connection with the Underwriting Agreement, on January 3, 2012, 14159, L.P., 667, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., Baker Brothers Life Sciences, L.P., Baker/Tisch Investments, L.P., FBB Associates, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and New Leaf Ventures II, L.P. executed a letter agreement (the “Registration Rights Waiver”) with the Issuer waiving certain rights under the Amended and Restated Rights Agreement (the “Registration Rights Agreement”), dated as of April 1, 2009, among the Issuer and the investors named on Schedule 1.1. thereto.  The signatories to Registration Rights Waiver agreed to waive the rights of holders of Registrable Shares (as defined in the Registration Rights Agreement) under Section 7 of the Registration Rights Agreement, including (but not limited to) (i) the right to receive timely notice of the filing of the Registration Statement and (ii) the right to include any Registrable Shares in the Registration Statement.

The summaries of the Lock-Up Agreement and the Registration Rights Waiver in this Schedule 13D do not purport to be complete and are qualified by reference to such agreements, which are filed as Exhibits A and B to this Amendment No. 3, the terms of which are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

The information set forth in the Exhibit Index is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2012

By:
Julian C. Baker

By:
Felix J. Baker

EXHIBIT INDEX

Exhibit	Description

A.
Lock-Up Agreement, dated January 4, 2012, by and among Felix Baker and Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC as representatives of the several underwriters listed on Schedule I of the Underwriting Agreement, dated January 5, 2012.

B.
Registration Rights Waiver, dated January 3, 2012, by and among Synageva BioPharma Corp., 14159, L.P., 667, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., Baker Brothers Life Sciences, L.P., Baker/Tisch Investments, L.P., FBB Associates, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Thomas J. Tisch, and New Leaf Ventures II, L.P.

C.
Joint Filing Agreement, dated April 27, 2004, as required by Rule 13d-1(k) under the Exchange Act (incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 27, 2004).